UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Intelsat S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

L5140P 101
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON David P. McGlade
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,837,691
	7	SOLE DISPOSITIVE POWER 3,837,691
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,837,691
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. L5140P 101	SCHEDULE 13G	Page 3 of 7

ITEM 1.	(a)	Name of Issuer: Intelsat S.A. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:
4 rue Albert Borschette Luxembourg Grand-Duchy of Luxembourg L-1246

ITEM 2.	(a)
Name of Person Filing:

David P. McGlade, on behalf of himself and as beneficial owner of the Issuer’s common shares held of record by the Article 4 Family Trust U/T David McGlade 2009 GRAT, McGlade Investments II, LLC and the David P. McGlade Declaration of Trust.

	(b)	Address of Principal Business Office, or if None, Residence:
4 rue Albert Borschette Luxembourg Grand-Duchy of Luxembourg L-1246
	(c)	Citizenship: United States

	(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s common shares, nominal value $0.01 per share.
	(e)	CUSIP Number:

L5140P 101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

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ITEM 4.	OWNERSHIP

All ownership amounts are as of February 10, 2015, the most recent practicable date prior to this filing.  All ownership percentages assume that there are 106,600,000 common shares outstanding, based on the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on October 30, 2014, prior to giving effect to the conversion of equity awards held by Mr. McGlade.

The information set forth in Item 2 above is incorporated by reference.

As a result of the Governance Agreement described in Item 8 below, the other Governance Shareholders (as defined below) may be deemed to beneficially own and share voting power over certain common shares of the Issuer owned by the Reporting Person.

(a)	Amount beneficially owned:

See row 9 of the cover sheet of the Reporting Person.

(b)	Percent of class:

See row 11 of the cover sheet of the Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover sheet of the Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover sheet of the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

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ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information set forth in Item 2 above is incorporated by reference.

On April 23, 2013, in connection with the initial public offering of the Issuer, SLP III Investment Holding S.á r.l. (the “Silver Lake Shareholder”), Serafina S.A. (the “BC Shareholder”), Mr. McGlade (collectively with the Silver Lake Shareholder and the BC Shareholder, the “Governance Shareholders”) and the Issuer entered into a governance agreement (as amended from time to time, the “Governance Agreement”).  Under the Governance Agreement, the Silver Lake Shareholder currently has the right to nominate one director for election to the Issuer’s board of directors and the BC Shareholder currently has the right to nominate four directors for election to the Issuer’s board of directors.  The Governance Agreement also provides that a majority of the directors then in office (or, if the board has delegated such authority, the nomination or similar committee of the board) shall nominate the remaining directors for election to the board, one of whom shall be the Issuer’s highest ranking executive officer, who is currently Mr. McGlade.  Under the Governance Agreement, each of the Governance Shareholders has agreed to vote all shares held by it in favor of the directors nominated under the terms of the Governance Agreement and in furtherance of the removal of any directors by the BC Shareholder or the Silver Lake Shareholder under the terms of the Governance Agreement.  The form of Governance Agreement is filed as an exhibit hereto and the foregoing summary is qualified in its entirety by the terms thereof.

Given the terms of the Governance Agreement, the Reporting Person collectively with SLP III Investment Holding S.á r.l. and certain related parties (collectively, the “SLP Parties”) and Serafina S.A. and certain related parties (collectively, the “Serafina Parties”) may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 80,920,000 common shares, or approximately 74.4%, of the Issuer’s outstanding common shares for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), assuming the conversion of all outstanding equity awards held by Mr. McGlade that are vested or that will vest within the next 60 days.  The Reporting Person disclaims beneficial ownership of the common shares of the Issuer other than the shares reported on the cover page included herein.  Pursuant to Rule 13d-1(k)(2) under the Act, the SLP Parties and the Serafina Parties are each filing separate Schedule 13Gs with respect to the common shares of the Issuer.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

DAVID P. McGLADE

By:	/s/ David P. McGlade

Name:  David P. McGlade
Title:    On his own behalf and as Authorized Signatory on behalf of the Article 4 Family Trust U/T David McGlade 2009 GRAT, McGlade Investments II, LLC and the David P. McGlade Declaration of Trust

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Exhibit Index

Exhibit 1.
Form of Governance Agreement, by and among Intelsat S.A. and the shareholders of Intelsat S.A. party thereto (previously filed as Exhibit 10.80 to Amendment No. 8 to Intelsat S.A.’s Registration Statement on Form F-1, File No. 333-181527, filed on April 2, 2013).